EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name of the Company	State of Incorporation
Phone House, Inc.	California
Cable and Voice Corporation	Florida
Digital Phone Solutions, Inc.	Florida
Better Choice Communications, Inc.	Florida
TelSpace, Inc.	Florida
Flint Prepaid, Inc.	Florida